Exhibit 99.2

Dada Announces Change to Certain Executive and Board Composition

SHANGHAI, China, Aug. 22, 2022 (GLOBE NEWSWIRE) -- Dada Nexus Limited (NASDAQ: DADA, “Dada” or the “Company”), China’s leading local on-demand delivery and retail platform, today announced that its board of directors (the “Board”) has confirmed the resignation of Mr. Philip Kuai as chairman of the Board and chief executive officer, effective August 31, 2022. In addition, the Board has named Mr. Huijian He as president to be responsible for daily operation management and report to the Board, effective immediately following Mr. Kuai’s retirement, and has appointed Mr. He as a director of the Company. Furthermore, Mr. Lijun Xin was appointed as a director of the Company and to succeed Mr. Philip Kuai as chairman of the Board.

Mr. Lei Xu, Mr. Yui Yu, Ms. Sandy Ran Xu and Ms. Bonnie Yi Zhang have each tendered resignation as a director of the Company and, where applicable, as a member of any committee of the Board, effective August 31, 2022. Effective the same date, Ms. Laura Marie Butler and Ms. Jian Han have been appointed as independent directors of the Company. The following table sets forth the Board composition after the changes.

	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Lijun Xin (chairman of the Board)			Member
Huijian He		Member
Christina Xiaojing Zhu
Baohong Sun (independent director)	Member		Chairperson
Laura Marie Butler (independent director)	Chairperson	Member
Jian Han (independent director)	Member	Chairperson	Member

Mr. Huijian He, also known as Jeff He, is a core founding leader of JDDJ, the Company’s local on-demand retail platform, since 2014, and has served as a vice president of the Company since April 2018. He previously held several leadership roles in JDDJ, including head of R&D and product development, head of platform operations, and general manager, from March 2014. Prior to that, Mr. He worked at IBM as a senior R&D manager from 2006 to 2014. Mr. He obtained a bachelor’s degree in electrical science and technology and a master’s degree in applied computing technology from Beijing University of Posts and Telecommunications.

Mr. Lijun Xin is chief executive officer of JD Retail. Mr. Xin joined JD.com (NASDAQ: JD and HKEX: 9618) in 2012 and has held several key positions within JD.com. He pioneered the integration of online retail and marketplace model in business operation when he was head of the Apparel & Home business department. Later on, he led the establishment of JD.com’s healthcare business and was appointed as chief executive officer of JD Health International Inc. (HKEX: 6618) in July 2019. Under the leadership of Mr. Xin, JD Health was successfully listed on HKEX in December 2020. Mr. Xin holds an EMBA degree from China Europe International Business School and a bachelor’s degree of science in electrical engineering and automation from Shanghai Jiao Tong University.

Ms. Laura Butler has served on the Board of Advisors and has been in charge of special projects for a private consulting firm in the US since 2020. From 2004 to 2020, Ms. Butler was a partner with PwC Zhong Tian LLP Beijing Office in their capital markets and accounting advisory services group. She has led and been part of project teams for over 70 capital market transactions in the US, Chinese mainland and Hong Kong. From 2000 to 2004, Ms. Butler worked in PwC Zhong Tian LLP Beijing Office as an audit senior manager. Prior to her extensive experience in China, Ms. Butler has ten years of experience working with PwC US. Ms. Butler holds a Bachelor of Business Administration degree in accounting from the University of Wisconsin–Madison.

Ms. Jian Han is Professor of Management at China Europe International Business School (CEIBS). Ms. Han joined CEIBS in March 2008. Prior to that, Ms. Han joined Peking University in March 2005, and worked as an assistant professor of management from March 2005 to March 2008. Ms. Han received a bachelor’s degree in British and American Literature from Renmin University of China and a doctoral degree in Industrial and Labor Relation from Cornell University. Ms. Han is a member of the Academy of Management. Since 2012, she has served on the expert councils of the World Economic Forum (WEF).

“It's been an incredible eight-year journey and I will be forever proud of the outstanding achievements of Dada,” said Mr. Philip Kuai. “As I have put a lot preparation into the succession plan as Dada gets mature, I believe this transition will take Dada to the next chapter and we are now more ready than ever before. Jeff’s critical contribution to our tremendous growth in the past eight years and deepened collaboration with JD has demonstrated his strategy execution and leadership capabilities and won the trust and support from the team and the Board. I am also thrilled to welcome Mr. Lijun Xin to join as chairman of the Board of Dada. Under leadership of Jeff, Jun and Beck, with the long-standing support from Lijun and JD.com, I look forward to the continued strong partnership with JD to create more compelling value for our shareholders and the society.”

“Philip is a great entrepreneur and an innovator who has worked steadfastly to evolve Dada and position it for continued growth,” said Mr. Jeff He. “I am honored to take on the role of the president of Dada and would like to thank the Board for the trust in me. I will continue sticking to our vision of bringing people everything on demand, building our momentum, and focusing on driving top and bottom-line results.”

“Under Philip's visionary leadership over the past eight years, Dada has built a leading on-demand retail and delivery infrastructure, created a massive number of flexible jobs, and enabled the digitalization of the retail industry. With the respectful understanding of Philip’s personal pursuit, I wish him all the best in his next chapter,” said Mr. Lijun Xin, CEO of JD Retail. “I am honored to join the board of Dada as Chairman, and would like to thank Mr. Lei Xu, Mr. Yui Yu, Ms. Sandy Ran Xu and Ms. Bonnie Yi Zhang for their invaluable contributions to the success and growth of Dada. It’s a true privilege to welcome Ms. Laura Butler and Ms. Jian Han to the Board, I believe their professional experiences and broad international perspectives will be greatly helpful to Dada’s future development. As a new type of real economy-based enterprise, JD has been continuously investing in building an integrated supply chain ecosystem. Dada’s capability in local on-demand retail and delivery can help JD further extend its supply chain and more efficiently meet consumers’ diversified consumption needs across online, offline and multiple scenarios. I believe Dada will further integrate with JD.com to build stronger synergy, continue to implement high-quality growth strategy, further improve operational efficiency, and join hands with JD.com to promote the fusion of digitalization and brick-and-mortar retail.”

About Dada

Dada is a leading platform of local on-demand retail and delivery in China. It operates JDDJ, one of China’s largest local on-demand retail platforms for retailers and brand owners, and Dada Now, a leading local on-demand delivery platform open to merchants and individual senders across various industries and product categories. The Company’s two platforms are inter-connected and mutually beneficial. The Dada Now platform enables improved delivery experience for participants on the JDDJ platform through its readily accessible fulfillment solutions and strong on-demand delivery infrastructure. Meanwhile, the vast volume of on-demand delivery orders from the JDDJ platform increases order volume and density for the Dada Now platform.

For more information, please visit https://ir.imdada.cn/.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. Dada may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Dada’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dada’s strategies; Dada’s future business development, financial condition and results of operations; Dada’s ability to maintain its relationship with major strategic investors; its ability to provide efficient on-demand delivery services and offer quality on-demand retail experience; its ability to maintain and enhance the recognition and reputation of its brands; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Dada’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Dada does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

Dada Nexus Limited

Ms. Caroline Dong

E-mail: ir@imdada.cn

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86-178-1749 0483

E-mail: rvanguestaine@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

For media inquiries, please contact:

Dada Nexus Limited

E-mail: PR@imdada.cn